Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23

Companhia Aberta

NIRE 35300010230

Announcement to the Market

Itaú Unibanco announces new Executive Committee

Following the nomination of Milton Maluhy Filho as its Chief Executive Officer as of February 2021, Itaú Unibanco Holding S.A. (“Itaú Unibanco or Company”) announced today several changes in its Executive Committee.

The new composition aims to bring the Executive Committee even closer to the business, simplify Itaú‘s operation and management model and allow for greater autonomy and speed in decision making.

The new Committee will be composed by the following executives:

Alexandre Zancani will be responsible for Auto Loans, Mortgage and Consórcio, as well as Itaú Correspondente, Digital Customer Acquisition and Retail Credit and Recovery.

André Rodrigues will be responsible for the Retail Bank (Itaú Agencias, Itaú Uniclass, Personnalité, Companies, Branches Network, Individual and SME Products, CRM, Digital Channels and User Experience), Insurance and SME Loans.

André Sapoznik will be responsible for the new Payments structure, covering Credit Cards, Rede, iti and Cash Management. André will remain responsible for Operations and Customer Services and will also be in charge of Marketing.

Carlos Constantini will be responsible for WMS (Wealth Management and Services), which comprises the areas of Asset Management, Funds of Funds, Private Global and vertical of Investments, Investment Products and Investment Services and Operations.

Flavio Souza will be the Chief Executive Officer of Itaú BBA, responsible for the Commercial Banking and Corporate and Investment Bank (CIB) areas, including fixed income and equity distribution, and Research, as well as for the Corporate credit department.

Additionally, a new structure will be created to encompass Treasury, Corporate Products and Trading Desk, Macroeconomics, as well as the bank’s operations in South America ex-Brazil (Argentina, Paraguay, Uruguay, Chile and Colombia). We will soon announce the person responsible for this structure.

Alexsandro Broedel will be the bank’s CFO, responsible for Finance and Investor Relations, Real Estate and Procurement.

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Leila Melo will be responsible for Legal, Ombudsman, Institutional Communication, Institutional Relations, Sustainability and Government Relations.

Matias Granata will be the CRO, responsible for Market, Credit and Operational Risks, Capital Management, as well as for the Corporate Security, Compliance and Anti-Money Laundering.

Ricardo Guerra will be responsible for Technology.

Sergio Fajerman will be responsible for People.

Candido Bracher will remain in the presidency until February 2, 2021 and until then he will conduct the transition with Milton Maluhy in a structured way.

São Paulo, December 11, 2020.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations